Rule 424(b)(3)
                                                      Registration No. 333-61335

                               AMERICASBANK CORP.

                 Prospectus Supplement dated December 17, 1998
                                       to
                        Prospectus dated October 9, 1998


      On December 17, 1998, AmericasBank Corp. (the "Company"), exercised its right to extend its offering (the "Offering") of units (the "Units"), each Unit consisting of one share of the Company's common stock, $0.01 par value per share, and one common stock purchase warrant, from 12:00 p.m. EST on December 31, 1998 to 5:00 p.m. EST on March 31, 1999. ACCORDINGLY, SUBSCRIPTIONS TO PURCHASE UNITS IN THE OFFERING WILL BE RECEIVED UNTIL 5:00 P.M. EST ON MARCH 31, 1999, UNLESS ALL OF THE UNITS OFFERED IN THE OFFERING ARE EARLIER SOLD. As described in the Company's Prospectus dated October 9, 1998, the Company reserves the right to terminate the Offering.